Exhibit 12.1

Ratio of Earnings to Fixed Charges

	(Unaudited) Three Months Ended March 31,		Twelve Months Ended December 31,
(dollar amounts in thousands)	2013	2012	2012	2011	2010	2009		2008
Earnings:
Income (loss) before income taxes	$203,994	$205,447	$825,117	$707,234	$352,311	$(3,678,183)		$(296,008)

Add: Fixed charges, excluding interest on deposits	13,418	23,091	74,379	97,035	102,969	155,269		351,672

Earnings available for fixed charges, excluding interest on deposits	217,412	228,538	899,496	804,269	455,280	(3,522,914)		55,664
Add: Interest on deposits	32,035	43,780	162,167	260,051	439,050	674,101		931,679

Earnings available for fixed charges, including interest on deposits	249,447	272,318	1,061,663	1,064,320	894,330	(2,848,813)		987,343

Fixed Charges:
Interest expense, excluding interest on deposits	9,114	18,948	57,572	81,004	87,537	139,754		334,952
Interest factor in net rental expense	4,304	4,143	16,807	16,031	15,432	15,515		16,720

Total fixed charges, excluding interest on deposits	13,418	23,091	74,379	97,035	102,969	155,269		351,672
Add: Interest on deposits	32,035	43,780	162,167	260,051	439,050	674,101		931,679

Total fixed charges, including interest on deposits	$45,453	$66,871	$236,546	$357,086	$542,019	$829,370		$1,283,351

Ratio of Earnings to Fixed Charges
Excluding interest on deposits	16.20x	9.90x	12.09x	8.29x	4.42x	(22.69	)x	0.16x
Including interest on deposits	5.49x	4.07x	4.49x	2.98x	1.65x	(3.43	)x	0.77x